Exhibit 99.1

Tuya Reports Third Quarter 2021 Unaudited Financial Results

SANTA CLARA, Calif., November 22, 2021 /PRNewswire/ -- Tuya Inc. ("Tuya" or the "Company") (NYSE: TUYA), a global leading IoT cloud development platform, today announced its unaudited financial results for the third quarter of 2021.

Third Quarter 2021 Financial Highlights

•	Total revenue was US$85.6 million, up approximately 44.9% year over year (3Q2020: US$59.1 million).

•	IoT PaaS revenue was US$72.6 million, up approximately 37.4% year over year (3Q2020: US$52.8 million).

•	SaaS and other revenue was US$5.6 million, up approximately 214.2% year over year (3Q2020: US$1.8 million).

•	Overall gross margin for the quarter increased to 42.6%, up 8.2 percentage points year over year (3Q2020: 34.4%). Gross margin of IoT PaaS for the quarter increased to 42.9%, up 8.0 percentage points year over year (3Q2020: 34.9%).

•	Operating margin for the quarter was negative 57.5%, down 34.2 percentage points year over year (3Q2020: negative 23.3%). Excluding the impact of share-based compensation expenses, non-GAAP operating margin for the quarter was negative 38.0%, down 19.5 percentage points year over year (3Q2020: negative 18.5%).

•	Total cash, cash equivalents, and short-term investments were US$1,179.6 million as of September 30, 2021 compared to US$179.8 million as of December 31, 2020.

•	Net cash used in operating activities for the quarter was US$46.1 million, or 53.8% of total revenue, compared to US$2.2 million, or 3.6% of total revenue in the third quarter of 2020.

•	Shares repurchased in the form of ADSs for the quarter were approximately US$28.6 million, representing around 14.3% of the US$200 million authorization announced pursuant to the share repurchase program.

Third Quarter 2021 Operating Highlights

•	IoT PaaS Customers[1] for the quarter of 2021 were approximately 3,000. Total customers for the quarter were approximately 4,500.

•	Premium IoT PaaS customers[2] for the trailing 12 months ended September 30, 2021 were 306. In the third quarter of 2021, the Company's premium IoT PaaS customers contributed approximately 89.2% of IoT PaaS revenue.

•	Dollar-based net expansion rate[3] of IoT PaaS was 179% for the trailing 12 months ended September 30, 2021, compared to 179% for the trailing 12 months ended September 30, 2020, remaining not less than 160% for eight consecutive quarters since the Company began tracking this metric for the trailing 12 months ended December 31, 2019. This demonstrates the Company's ability to expand customers' usage of the Tuya's platform over time and drive revenue growth from existing customers.

•	IoT device and software developers, or developers, were over 446,000 as of September 30, 2021, up 70.2% from about 262,000 developers as of December 31, 2020.

1.	The Company defines an IoT PaaS customer for a given period as a customer who has directly placed orders for IoT PaaS with the Company during that period.
2.	The Company defines a premium IoT PaaS customer as a customer as of a given date that contributed more than US$100,000 of IoT PaaS revenue during the immediately preceding 12-month period.
3.	The Company calculates dollar-based net expansion rate of IoT PaaS for a trailing 12-month period by first identifying all customers in the prior 12-month period (i.e., those have placed at least one order for IoT PaaS during that period), and then calculating the quotient from dividing the IoT PaaS revenue generated from such customers in the current trailing 12-month period by the IoT PaaS revenue generated from the same group of customers in the prior 12-month period.

Mr. Xueji (Jerry) Wang, Founder and Chief Executive Officer of Tuya, commented, "The third quarter of 2021 was a challenging quarter for the industry. Despite the impacts of global epidemic which caused volatile sequential growth and other global events, we still achieved roughly 45% year-over-year growth in our total revenues, which reached US$85.6 million, in line with our expectations and guidance. Our SaaS and others business segment, which are mainly To-Business services, achieved strong year-over-year growth of over 210%. During the quarter, we leveraged our industry leadership position and empowered our main customer groups to remain competitive amid macro adverse factors such as chip shortage and supply chain constraints; and were continuously making progress in each of our business aspects including the iteration and expansion of IoT PaaS products lines, industry SaaS, value-added services, and developer platform capabilities. Going forward, together with our existing strategies, the new initiatives are being implemented to better meet demand of customers worldwide. We are confident in our long-term prospects."

Ms. Yao (Jessie) Liu, Board Director and Chief Financial Officer of Tuya, added, "Looking at our performance for a longer period which we believe will provide a better picture of our actual condition and long-term growth, our total revenue for the first three quarters of 2021 was US$227.1 million, up 94% year over year, and IoT PaaS revenue was US$199.3 million, up 105% year over year. During the third quarter of 2021, our gross margin achieved a steady quarter-over-quarter increase to 42.6%. As for operations, operating expenses for the quarter, excluding the impact of share-based compensation expenses, increased mainly due to our talent strategy. Building a large pool of qualified talents with a healthy personnel structure has positioned us well to tackle challenges of a changing external economic environment and its current and future impact on our workforce and long-term sustainable growth."

Third Quarter 2021 Unaudited Financial Results

REVENUE

Total revenue in the third quarter of 2021 increased by 44.9% to US$85.6 million from US$59.1 million in the same period of 2020, mainly driven by the increase in IoT PaaS revenue.

•	IoT PaaS revenue in the third quarter of 2021 increased by 37.4% to US$72.6 million from US$52.8 million in the same period of 2020, primarily driven by stable growth in the number of SKUs and product categories supported by IoT PaaS, increased sales to existing customers, and the acquisition of new customers.

•	SaaS and others revenue in the third quarter of 2021 increased by 214.2% to US$5.6 million from US$1.8 million in the same period of 2020, primarily due to the increasing demand from customers, including brands, business operators, etc., for sophisticated, brand-agnostic industry SaaS offerings and various value-added services.

•	Smart device distribution revenue in the third quarter of 2021 increased by 66.0% to US$7.4 million from US$4.5 million in the same period of 2020, primarily due to the increased demand from customers for the specific smart devices directly sourced from original equipment manufacturers ("OEMs") by the Company. The Company strategically positions smart device distribution as a way to improve the purchasing efficiency of smart devices for customers, primarily including brands and system integrators, who prefer not to deal with multiple OEMs. As a result, smart device distribution revenue is mainly affected by changes in customer purchase patterns and demand for smart devices which could fluctuate from period to period.

COST OF REVENUE

Cost of revenue in the third quarter of 2021 increased by 26.8% to US$49.1 million from US$38.8 million in the same period of 2020, primarily due to the growth of the Company's business.

GROSS PROFIT AND GROSS MARGIN

Total gross profit in the third quarter of 2021 increased by 79.2% to US$36.4 million from US$20.3 million in the same period of 2020. Gross margin increased to 42.6% in the third quarter of 2021 from 34.4% in the same period of 2020.

•	IoT PaaS gross margin in the third quarter of 2021 increased to 42.9% from 34.9% in the third quarter of 2020, primarily due to increased economies of scale and improved efficiency relating to IoT PaaS deployment achieved through effective research and development initiatives and expanding product lines.

•	SaaS and others gross margin in the third quarter of 2021 was 72.8%, compared to 76.5% in the third quarter of 2020.

•	Smart device distribution gross margin in the third quarter of 2021 was 16.9%, compared to 11.7% in the third quarter of 2020.

OPERATING EXPENSES

Operating expenses increased by 151.1% to US$85.6 million in the third quarter of 2021 from US$34.1 million in the same period of 2020. Operating expenses, excluding share-based compensation expenses of US$16.7 million, were US$69.0 million in the third quarter of 2021 compared to US$31.2 million in the same period of 2020 (excluding share-based compensation expenses of US$2.9 million).

•	Research and development expenses in the third quarter of 2021 were US$50.7 million, up 153.0% from US$20.1 million in the same period of 2020, primarily due to the increase in share-based compensation expenses from US$0.8 million to US$3.6 million and the addition of experienced research and development personnel as a part of the Company's long-term development strategy. As of September 30, 2021, the Company had about 2,730 research and development employees, up approximately 86% year over year. Excluding the effect of share-based compensation expenses, research and development expenses as a percentage of revenue increased to 55.0% in the third quarter of 2021 from 32.6% in the same period of 2020.

•	Sales and marketing expenses in the third quarter of 2021 were US$21.2 million, up 115.8% from US$9.8 million in the same period of 2020, primarily due to the increase in share-based compensation expenses from US$0.6 million to US$1.4 million, the increase in employee-related costs, and marketing spending which included costs related to the various marketing events worldwide. Excluding the effect of share-based compensation expenses, sales and marketing expenses as a percentage of revenue increased to 23.0% in the third quarter of 2021 from 15.5% in the same period of 2020.

•	General and administrative expenses in the third quarter of 2021 were US$18.2 million, up 314.8% from US$4.4 million in the same period of 2020, primarily due to the increase in share-based compensation expenses from US$1.4 million to US$11.6 million, the increase in employee-related costs, and professional services expenses. Excluding the effect of share-based compensation expenses, general and administrative expenses as a percentage of revenue increased to 7.8% in the third quarter of 2021 from 5.0% in the same period of 2020.

•	Other operating incomes in the third quarter of 2021 were US$4.5 million, primarily due to the receipt of software value-added tax refund.

LOSS FROM OPERATIONS AND OPERATING MARGIN

Loss from operations was US$49.2 million in the third quarter of 2021, compared to US$13.8 million in the same period of 2020. Non-GAAP loss from operations was US$32.5 million in the third quarter of 2021, compared to US$10.9 million in the same period of 2020.

Operating margin in the third quarter of 2021 was negative 57.5%, down 34.2 percentage points from negative 23.3% in the same period of 2020. Non-GAAP operating margin in the third quarter of 2021 was negative 38.0%, down 19.5 percentage points from negative 18.5% in the same period of 2020.

NET LOSS AND NET MARGIN

Net loss was US$47.9 million in the third quarter of 2021, compared to US$13.2 million in the same period of 2020. Non-GAAP net loss was US$31.2 million in the third quarter of 2021, compared to US$10.3 million in the same period of 2020.

Net margin in the third quarter of 2021 was negative 56.0%, down 33.7 percentage points from negative 22.3% in the same period of 2020. Non-GAAP net margin in the third quarter of 2021 was negative 36.5%, down 19.1 percentage points from negative 17.4% in the same period of 2020.

BASIC AND DILUTED NET LOSS PER ADS

Basic and diluted net loss per American Depositary Share ("ADS") were US$0.09 in the third quarter of 2021, compared to US$0.06 in the same period of 2020. Each ADS represents one Class A ordinary share.

Non-GAAP basic and diluted net loss per ADS were US$0.06 in the third quarter of 2021, compared to US$0.05 in the same period of 2020.

CASH AND CASH EQUIVALENTS, AND SHORT-TERM INVESTMENTS

Tuya had cash and cash equivalents, and short-term investments of US$1,179.6 million as of September 30, 2021, which the Company believes is sufficient to meet its current liquidity and working capital needs.

NET CASH USED IN OPERATING ACTIVITIES

Net cash used in operating activities for the third quarter of 2021 was US$46.1 million, or 53.8% of revenue, compared to US$2.2 million, or 3.6% of revenue in the third quarter of 2020. The net cash used in operating activities was mainly due to the increase in employee-related expenses and working capital changes in the ordinary course of business.

SHARE REPURCHASE

On August 30, 2021, Tuya announced that the board of directors authorized a share repurchase program of up to US$200 million of its Class A ordinary shares in the form of ADSs during a twelve-month period. During the quarter ended September 30, 2021, Tuya repurchased approximately 2.8 million of ADSs representing approximately 2.8 million of Class A ordinary shares from the open market for a total consideration of approximately US$28.6 million pursuant to the share repurchase program.

ORDINARY SHARES ISSUED UNDER EQUITY INCENTIVE PLAN

On September 13, 2021, 5.0 million of Class A ordinary shares were issued by the Company to Bank of New York Mellon ("BNY"), the depositary of ADSs, in exchange for the same number of ADSs for future delivery of share-based awards to employees pursuant to the Company's 2015 Equity Incentive Plan, as amended.

STRATEGIC INVESTMENTS

Tuya initiated equity investments in both private and public companies for strategic purpose. During this quarter, the Company acquired the equity interests of several IoT related private companies, as well as invested in ordinary shares of a listed company in the open market and had recorded a net loss of US$1.2 million in financial income, net, for the quarter ended September 30, 2021, primarily due to fair value changes.

Business Outlook

For the fourth quarter of 2021, the Company currently expects its total revenue to be between US$72 million and US$77 million. This forecast only reflects the Company's preliminary views on current market and operational conditions, which are subject to change due to various uncertainties, including those relating to changes in global economy, inflations affecting the purchase power of end users, supply chain constraints and disruptions due to chip shortage and limited sea freight capacity, and recovery of customers impacted by selling policies of e-commerce platforms, among other things.

Conference Call Information

The Company's management will hold an earnings conference call at 07:00 P.M. Eastern Time on Monday, November 22, 2021 (08:00 A.M. Beijing Time on Tuesday, November 23, 2021) to discuss the financial results.

In advance of the conference call, all participants must use the following link to complete the online registration process. Upon registering, each participant will receive access details for this conference including Direct Event passcode, a unique registrant ID, dial-in numbers, and an e-mail with detailed instructions to join the conference call.

Online registration:	http://www.directeventreg.com/registration/event/7172169

Conference ID:	7172169

The replay will be accessible through November 29, 2021 by dialing the following numbers:

International:	+1-800-585-8367
United States:	+1-416-621-4642
Access Code:	7172169

A live and archived webcast of the conference call will also be available at the Company's investor relations website at https://ir.tuya.com.

About Tuya Inc.

Tuya Inc. (NYSE: TUYA) is a global leading IoT cloud development platform with a mission to build an IoT developer ecosystem and enable everything to be smart. Tuya has pioneered a purpose-built IoT cloud development platform that delivers a full suite of offerings, including Platform-as-a-Service, or PaaS, and Software-as-a-Service, or SaaS, to businesses and developers. Through its IoT cloud development platform, Tuya has enabled developers to activate a vibrant IoT ecosystem of brands, OEMs, partners and end users to engage and communicate through a broad range of smart devices.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP measures, such as non-GAAP operating expenses, non-GAAP loss from operations (including non-GAAP operating margin), non-GAAP net loss (including non-GAAP net margin), and non-GAAP basic and diluted net loss per ADS, as a supplemental measure to review and assess its operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"). The Company defines non-GAAP measures by measures excluding the impact of share-based compensation expenses. The Company presents the non-GAAP financial measure because it is used by the management to evaluate the operating performance and formulate business plans. The Company also believes that the use of the non-GAAP measures facilitates investors' assessment of its operating performance.

Non-GAAP measures are not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using aforementioned non-GAAP measures is that it does not reflect all items of expenses that affect the Company's operations. Share-based compensation expenses have been and may continue to be incurred in the business and are not reflected in the presentation of non-GAAP measures. Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, all of which should be considered when evaluating the Company's performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of Tuya's non-GAAP financial measures to the most comparable U.S. GAAP measures are included at the end of this press release.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may", "will", "expect", "anticipate", "target", "aim", "estimate", "intend", "plan", "believe", "potential", "continue", "is/are likely to" or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information except as required under applicable law.

Investor Relations Contact

Tuya Inc.

Investor Relations

E-mail: ir@tuya.com

ICR, LLC.

Robin Yang

Phone: +1 212-537-5825

E-mail: Tuya.IR@icrinc.com

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2020 AND SEPTEMBER 30, 2021

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

	As of December 31, 2020	As of September 30, 2021
ASSETS
Current assets
Cash and cash equivalents	158,792	1,035,551
Restricted cash	163	-
Short-term investments	20,976	144,000
Accounts receivable, net	12,316	25,337
Notes receivable	9,126	11,940
Inventories, net	42,267	51,145
Prepayments and other current assets	4,393	10,619
Total current assets	248,033	1,278,592
Non-current assets
Property, equipment and software, net	4,374	7,306
Operating lease right-of-use assets, net	12,267	16,872
Long-term investments	920	4,720
Other non-current assets	1,729	1,774
Total non-current assets	19,290	30,672
Total assets	267,323	1,309,264

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' (DEFICIT)/EQUITY
Current liabilities
Accounts payable	23,159	19,856
Advance from customers	27,078	28,947
Deferred revenue, current	3,468	8,672
Accruals and other current liabilities	31,738	57,352
Income tax payable	159	-
Lease liabilities, current	6,326	5,096
Total current liabilities	91,928	119,923
Non-current
Lease liabilities, non-current	5,688	11,029
Deferred revenue, non-current	707	945
Other non-current liability	-	9,137
Total non-current liabilities	6,395	21,111
Total liabilities	98,323	141,034

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2020 AND SEPTEMBER 30, 2021

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

	As of December 31, 2020	As of September 30, 2021
Mezzanine equity
Series A convertible preferred shares	9,000	-
Series A-1 convertible preferred shares	2,680	-
Series B convertible preferred shares	29,000	-
Series C convertible preferred shares	115,007	-
Series D convertible preferred shares	177,980	-
Total mezzanine equity	333,667	-

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2020 AND SEPTEMBER 30, 2021

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

	As of December 31, 2020	As of September 30, 2021
Shareholders' (deficit)/equity
Ordinary shares	11	-
Class A ordinary shares	-	21
Class B ordinary shares	-	7
Treasury stock	-	(28,566)
Additional paid-in capital	27,315	1,515,070
Accumulated other comprehensive income	481	752
Accumulated deficit	(192,474)	(319,054)
Total shareholders' (deficit)/equity	(164,667)	1,168,230
Total liabilities, mezzanine equity and shareholders' (deficit)/equity	267,323	1,309,264

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

	For the Three Months Ended		For the Nine Months Ended
	September 30, 2020	September 30, 2021	September 30, 2020	September 30, 2021
Revenue	59,080	85,578	116,859	227,109
Cost of revenue	(38,750)	(49,147)	(79,042)	(131,593)
Gross profit	20,330	36,431	37,817	95,516
Operating expenses:
Research and development expenses	(20,052)	(50,736)	(51,963)	(128,102)
Sales and marketing expenses	(9,802)	(21,151)	(25,764)	(56,951)
General and administrative expenses	(4,393)	(18,224)	(11,648)	(50,578)
Other operating incomes, net	137	4,471	417	8,111
Total operating expenses	(34,110)	(85,640)	(88,958)	(227,520)
Loss from operations	(13,780)	(49,209)	(51,141)	(132,004)
Other income/(loss)
Other non-operating incomes, net	-	652	-	1,305
Financial income, net	654	777	2,612	4,667
Foreign exchange gain/(loss), net	51	(50)	187	(193)
Loss before income tax expense	(13,075)	(47,830)	(48,342)	(126,225)
Income tax expense	(75)	(87)	(189)	(355)
Net loss	(13,150)	(47,917)	(48,531)	(126,580)
Net loss attributable to Tuya Inc.	(13,150)	(47,917)	(48,531)	(126,580)

Net loss attribute to ordinary shareholders	(13,150)	(47,917)	(48,531)	(126,580)

Net loss	(13,150)	(47,917)	(48,531)	(126,580)
Other comprehensive income/(loss)
Foreign currency translation	1,543	(98)	1,188	271
Total comprehensive loss attributable to Tuya Inc.	(11,607)	(48,015)	(47,343)	(126,309)

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONTINUED)

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

	For the Three Months Ended		For the Nine Months Ended
	September 30, 2020	September 30, 2021	September 30, 2020	September 30, 2021
Net loss attributable to Tuya Inc.	(13,150)	(47,917)	(48,531)	(126,580)
Net loss attributable to ordinary shareholders	(13,150)	(47,917)	(48,531)	(126,580)

Weighted average number of ordinary shares used in computing net loss per share, basic and diluted	221,980,000	561,390,691	221,980,000	464,571,485

Net loss per share attributable to ordinary shareholders, basic and diluted	(0.06)	(0.09)	(0.22)	(0.27)

Share-based compensation expenses were included in:
Research and development expenses	817	3,648	1,635	10,449
Sales and marketing expenses	619	1,447	1,125	5,068
General and administrative expenses	1,432	11,574	3,634	32,945

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

	For the Three Months Ended		For the Nine Months Ended
	September 30, 2020	September 30, 2021	September 30, 2020	September 30, 2021
Net cash used in operating activities	(2,151)	(46,067)	(40,205)	(72,909)
Net cash (used in)/generated from investing activities	(27,143)	16,150	(33,389)	(136,584)
Net cash (used in)/generated from financing activities	-	(19,207)	-	1,085,643
Effect of exchange rate changes on cash and cash equivalents, restricted cash	1,768	(362)	1,199	446
Net (decrease)/increase in cash and cash equivalents, restricted cash	(27,526)	(49,486)	(72,395)	876,596
Cash and cash equivalents, restricted cash at the beginning of period	168,418	1,085,037	213,287	158,955
Cash and cash equivalents, restricted cash at the end of period	140,892	1,035,551	140,892	1,035,551

TUYA INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE FINANCIAL MEASURES

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

	For the Three Months Ended		For the Nine Months Ended
	September 30, 2020	September 30, 2021	September 30, 2020	September 30, 2021
Reconciliation of operating expenses to non-GAAP operating expenses
Research and development expenses	(20,052)	(50,736)	(51,963)	(128,102)
Add: Share-based compensation	817	3,648	1,635	10,449
Adjusted Research and development expenses	(19,235)	(47,088)	(50,328)	(117,653)
Sales and marketing expenses	(9,802)	(21,151)	(25,764)	(56,951)
Add: Share-based compensation	619	1,447	1,125	5,068
Adjusted Sales and marketing expenses	(9,183)	(19,704)	(24,639)	(51,883)
General and administrative expenses	(4,393)	(18,224)	(11,648)	(50,578)
Add: Share-based compensation	1,432	11,574	3,634	32,945
Adjusted General and administrative expenses	(2,961)	(6,650)	(8,014)	(17,633)

Reconciliation of loss from operations to non-GAAP loss from operations
Loss from operations	(13,780)	(49,209)	(51,141)	(132,004)
Add: Share-based compensation expenses	2,868	16,669	6,394	48,462
Non-GAAP Loss from operations	(10,912)	(32,540)	(44,747)	(83,542)
Non-GAAP Operating margin	(18.5)%	(38.0)%	(38.3)%	(36.8)%

Reconciliation of net loss to non-GAAP net loss
Net loss	(13,150)	(47,917)	(48,531)	(126,580)
Add: Share-based compensation expenses	2,868	16,669	6,394	48,462
Non-GAAP Net loss	(10,282)	(31,248)	(42,137)	(78,118)
Non-GAAP Net margin	(17.4)%	(36.5)%	(36.1)%	(34.4)%

Weighted average number of ordinary shares used in computing non-GAAP net loss per share, basic and diluted	221,980,000	561,390,691	221,980,000	464,571,485

Non-GAAP net loss per share attributable to ordinary shareholders, basic and diluted	(0.05)	(0.06)	(0.19)	(0.17)